VIA EDGAR AND FACSIMILE

April 12, 2007

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC. 20549

RE: C-COR Incorporated

Form 10-K for the fiscal year ended June 30, 2006

Filed September 13, 2006

Form 10-Q for the quarters ended December 29, 2006 and September 29, 2006

File No. 0-10726

Dear Mr. Spirgel:

This letter responds to comments received from the staff that you requested in your letter of March 29, 2007. We have repeated the staff’s comments in italics and then provided our response.

Form 10-K for Fiscal Year Ended June 30, 2006

Note 2. Summary of Significant Accounting Policies, Page 47

Revenue Recognition, page 48

Services, page 48

1.	Clarify the types of arrangements that you account for under SOP 81-1 versus SAB 104. In this regard, you state that service revenues, consisting of system design, field services and consulting engagements are recognized as services are rendered. You also disclose that multiple element contracts that involve the delivery of both products and services are accounted for under SOP 81-1 using the percentage of completion method. Tell us the differences between these types of contracts and your basis for your accounting policies.

Our C-COR Network Services operating segment enters into two types of contracts that specify the terms of the contractual arrangement between us and the customer.

The first type are construction contracts that are accounted for using the percentage of completion method in accordance with Accounting Research Bulletin No. 45, “Long-

Term Construction-Type Contracts”, using the relevant guidance in AICPA SOP 81-1. These contracts provide for a defined set of products and services that are provided to cable system operators for construction and upgrade of their cable systems in accordance with customer specifications. Our basis for using the percentage of completion method of accounting under SOP 81-1 derives from our ability to consistently make reasonably dependable estimates of contract revenues, contract costs and progress toward completion.

The second type are technical services contracts where service revenues, consisting of system design, field services and consulting engagements, are recognized as services are rendered to the customer.

Content and Operations Management Systems, page 48

2.	We note your statement at page 49 that, under the residual method, the fair value of the undelivered elements is deferred and recognized ratably. Tell us the nature of these undelivered elements and your basis for recognizing them ratably.

The undelivered element referred to in the statement related to Postcontract Customer Support (PCS) which includes the right to receive telephone support and maintenance services, including if-and-when available unspecified updates and upgrades. The fair value of the PCS fee is deferred and recognized ratably over the term of the support contract.

In the future, we will clarify our disclosure to indicate that revenue is recognized ratably when PCS is the only undelivered element.

Note 4. Divestitures and Impairment Charges, page 58

3.	Tell us how you determined that each of the divested operations and ceased product lines, discussed in this note, should not be presented as discontinued operations, in accordance with the guidance in SFAS 144.

There were three transactions reported on page 58, under Note 4, Divestitures and Impairment Charges, which were implemented in the context of a restructuring plan that included certain product line rationalization actions.

The first transaction related to our decision to cease sales and marketing activities on certain transport product lines. These product lines were included as part of our Access and Transport operating segment. The Company determined that these product lines were not a component of an entity, as they were neither a reporting segment, operating segment, reporting unit, subsidiary, or an asset group, as described in paragraph 41, of SFAS No. 144, as its cash flows could not be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity as it was part of a larger asset group. Thus the conditions of paragraph 42 of SFAS No. 144 for reporting the impairment charges associated with the product lines in discontinued operations were determined not to have been met.

The second transaction was associated with the divestiture of our operation located in Mulgrave, Australia. The Company entered into a Share Transfer Agreement by which the operation was sold and, simultaneous with the sale, we entered into a Channel Partner Agreement with the acquiring company to continue business activities in Australia subsequent to the divestiture. The Company applied the guidance under SFAS No.144, paragraph 42, whereby to account for the divestiture as a discontinued operation the following conditions are required: 1) the operations and cash flows of the component have been (will be) eliminated from the ongoing operation of the entity as a result of the disposal transaction and (2) the entity will not have any significant continuing involvement in the operation of the component after the disposal transaction. In applying the conditions of paragraph 42 of SFAS No.144, the Company considered the guidance in EITF 03-13 in our evaluation of whether the operation and cash flows of the disposed component have been or will be eliminated from our ongoing operations. The Company determined that the conditions in SFAS No.144, paragraph 42 were not met for treating the divestiture as a discontinued operation due to the direct and continuing cash flows associated with the Channel Partner Agreement, which provides for exclusivity in the territory for the resale of company products and requires us to provide the buyer with product, customer and other sales support similar to that which we provide our own internal sales force.

The third transaction related to the divestiture of our digital video product line. This product line was included as part of our Access and Transport operating segment. The Company determined that this product line was not a component of an entity, as it was neither a reporting segment, operating segment, reporting unit, subsidiary, or an asset group, as described in paragraph 41, of SFAS No. 144, as its cash flows could not be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity as it was part of a larger asset group. Thus the conditions of paragraph 42 of SFAS No. 144 for reporting the gain associated with the product line in discontinued operations were determined not to have been met.

Note 13. Long-Term Debt, page 64

4.	We note that your convertible debentures contain a feature, whereby the holder has the right to require you to repurchase the notes for a purchase price that varies depending on the date of the repurchase and your stock price. You state at page 52 that this feature was not determined to be a derivative. Tell us how you applied the guidance in SFAS 133 and other applicable literature in determining that you did not need to separately recognize this feature as an embedded derivative.

We applied the provisions of SFAS No. 133, paragraph 61(d), in conjunction with SFAS No. 133 Implementation Issue No. B16, in order to evaluate whether the put option associated with our convertible debt required separate recognition as an embedded derivative. SFAS No. 133, paragraph 61(d) states that calls and puts that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt host contract unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable, provided the call options (or put options) are also considered to be clearly and closely related to the debt host contract under paragraph 13. Because both criteria are required in order to fail the clearly and closely related test, and given a substantial premium or discount was not involved with the debt, we determined under the guidance in SFAS No. 133, paragraph 61 (d) that the embedded put option would not be separated from the convertible debt.

Note 25. Gain on Litigation Judgment, page 78

5.	Clarify for us how you determined the amount of the gain recognized on the award relating to your litigation with SeaChange. Explain in more detail and disclose in future filings your statement that the “award requires additional allocation which has not been finally determined, and as such, the amount the Company will ultimately retain from the award is uncertain at this time.” With a view towards disclosure in future filings, explain the nature of the information that you are awaiting and your anticipated timing for recognizing the remainder of the gain.

The distribution of the award is subject to contractual agreements with two third parties that provide for payments to each third party of portions of the award amount. The first agreement is with Thirdspace Living Limited (“Thirdspace”) and requires that the Company pay to Thirdspace 40% of the cash damages component of the award. The award is comprised of multiple components, namely damages, enhanced damages, attorneys’ fees and postjudgment and prejudgment interest. The question of which of these components is subject to the 40% sharing agreement is in dispute between the Company and Thirdspace and no payments have been made by the Company to Thirdspace. The gain recognized by the Company is calculated as if all of the components of the award were subject to the 40% sharing arrangement and thus it represents the minimum gain that will be realized by the Company. The Company believes that the dispute will be resolved within the next 12 months at which time the additional gain, if any, would be recognized. There is the possibility, however, that litigation may be required to resolve the matter in which case the outcome might not be known for an extended period.

The second agreement is with nCUBE Corporation (“nCUBE”) and provides that the Company pay to nCUBE or its assignees the first $2 million of the proceeds from the SeaChange litigation plus 50% of the amount in excess of $2 million. The foregoing sharing formula applies to the proceeds net of any payments that the Company makes to third parties, including attorneys’ fees and payments to Thirdspace. The Company has made a payment of $3.2 million to nCUBE’s assignees, which was calculated as if all of the components of the award were subject to the 40% sharing arrangement with Thirdspace.

We will expand our disclosure in future filings as suggested.

Item 9A. Controls and Procedures, page 80

6.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are sufficient (emphasis added) to provide that material information relating to us, including our consolidated subsidiaries is (a) made known to them by our other employees and the employees of our consolidated subsidiaries, particularly material information related to the period for which this periodic report is being prepared...” Please confirm for us that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15 (e) of the Exchange Act, Alternatively, you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

We confirm that our chief executive officer and our chief financial officer evaluated the effectiveness of our “disclosure controls and procedures” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 related to our reporting and disclosure obligations as of June 30, 2006, which was the end of the period covered by our Annual Report on Form 10-K and we confirm such disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. We also confirm subsequent to the filing of our Annual Report on Form 10-K for the period ended June 30, 2006 that our quarterly filings for the interim periods ended September 29, 2006 and December 29, 2006 did include revised disclosure language to simply state that our disclosure controls and procedures are effective, as suggested.

Form 10-Q for the thirteen week period ended September 29, 2006

Note 16. Sale of Product Line, page 12

7.	We note that you sold your product lines and certain of your operations in India on August 31, 2006. Tell us how you determined that these product lines and operations should not be presented as discontinued operations, in accordance with the guidance in SFAS 144.

The transaction related to our sale to Sigma Systems Canada, Inc. and its wholly owned subsidiary in India (Sigma), of our Service Activation Manager (SAM) and Service

Provisioning Manager (SPM) product lines and the transfer of certain assets, employees, and leases of our operation in India, which historically provided software development consulting services for the SAM and SPM product lines but also other product lines included as part of our Broadband Systems Solutions operating segment. Simultaneously with the sale, we entered into a Consulting Services Agreement with Sigma to continue to purchase on an ongoing basis software development services subsequent to the divestiture. The Company determined that the SAM and SPM product lines were part of a larger cash-flow generating product group, and in the aggregate, did not represent a group that on its own was deemed a component of the entity as described in SFAS No. 144, paragraph 41. In addition, the Company applied the guidance in EITF 03-13 in our evaluation of whether the operation and cash flows of the disposed component have been or will be eliminated from our ongoing operations. In this regard, as a result of the direct and continuing cash flows associated with the Consulting Services Agreement, the Company additionally concluded that the conditions in SFAS No.144, paragraph 42 were not met for treating the divestiture as a discontinued operation.

Form 10-Q for the thirteen week period ended December 29, 2006

Note 15. Segment Information, page 14

8.	We note that you changed your operating segments in fiscal year 2007. Tell us how you applied the guidance in SFAS 131 in determining that you have only two operating segments. In addition, tell us how you defined your reporting units for purposes of testing goodwill for impairment before and after fiscal year 2007.

Prior to fiscal year 2007, we reported financial results for three operating segments: Access and Transport, Solutions and Network Services. Each of these segments was a separate business unit within the Company managed by a different segment manager (the President of the business unit) who reported to the chief operating decision maker (CODM, the Company’s Chief Executive Officer). Discrete financial information was available for these three operating segments and their operating results were regularly reviewed by the CODM to make decisions about resource allocations and to assess performance. Effective at the beginning of fiscal year 2007, the Access and Transport and Solutions segments were combined into the Broadband Systems Solutions (BSS) segment by merging the underlying business units, combining similar functions and eliminating a layer of management and support positions, including the positions that had previously provided the discrete financial information for the two separate segments. The BSS operating segment is managed by a segment manager (the President of the business unit) who reports to the CODM. Discrete financial information is now prepared at the BSS level rather than the Access and Transport and Solutions levels. There was no change to the Network Services operating segment which continues to operate and report as a separate business unit as described above.

In determining that we had only two operating segments beginning in fiscal year 2007, we applied the criteria in paragraphs 10-16 of SFAS No. 131 in a similar manner as we had prior to fiscal year 2007. Specifically, we determined that the two segments were the components that met the requirements of paragraphs 10b and 10c since it is these components whose operating results are regularly reviewed by the CODM to make decisions about resource allocations and to assess performance and for which discrete financial information is available.

In fiscal year 2006, for purposes of our goodwill impairment testing under SFAS No. 142, our reporting units were defined to be the same as our operating segments determined under SFAS No. 131. It was determined that there were no components of our operating segments for which segment management reviewed operating results. Our annual goodwill impairment testing for fiscal year 2007 is taking place in conjunction with our quarter ended March 30, 2007, the report on Form 10-Q for which has not yet been filed, and, as in the prior year, our reporting units are defined to be the same as our operating segments, as determined under SFAS No. 131 as we determined that there are no components for which segment management reviews operating results.

In connection with our response to the Commission’s comments, we acknowledge the following as requested:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (814) 231-4446 if you have any questions regarding our response.

Sincerely,

William T. Hanelly

Chief Financial Officer